Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2019

Gurugram, India and New York February 27, 2020,— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for the three months ended December 31, 2019.

“I am pleased to report that we achieved both our stated objectives of being Adjusted EBITDA positive and posting sequential Revenue growth in the quarter ended December 31, 2019. This was despite a challenging environment in the Indian aviation sector owing to overall macroeconomic slowdown along with the grounding of a major domestic carrier. Domestic air traffic industry growth in the third quarter of the current fiscal year significantly slowed down to 5.8% YoY as compared to 12.4% in the same quarter last year.  Our Adjusted Revenue grew 4.3% sequentially while our Adjusted EBITDA was a profit of INR 205 Million (USD 2.9 Million) in the quarter versus an Adjusted EBITDA loss of INR 154.3 Million (USD 2.2 Million) for the same quarter last year. We expect to continue to deliver sequential growth in our Adjusted Revenue with a positive operating performance.”— Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended December 31, 2019, include 100% of the financial and operating results of Travel.Co.In Limited (TCIL), which we acquired on February 8, 2019.

Financial and operating highlights for the three months ended December 31, 2019:

•	Revenue of INR 1,966.8 million (USD 27.6 million).
•	Adjusted Revenue(1) of INR 1,586.6 million (USD 22.2 million ), representing a decrease of 31.9% YOY.
•	Adjusted Revenue(1) from Air Ticketing of INR 1,021.7 million (USD 14.3 million), representing a decrease of YOY 29.4%.
•	Adjusted Revenue(1) from Hotels and Packages of INR 214.2 million (USD 3.0 million), representing a decrease of 55.7% YOY.
•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of INR 21.1 billion (USD 0.3 billion) representing YOY decline of 20.1% .
•	Profit for the period of INR 112.9 million (USD 1.6 million) as compared to 137.5 million (USD 1.9 million) in the quarter ended December 31, 2018.
•	Adjusted EBITDA (2) Profit of INR 205.0 million (USD 2.9 million) representing a 232.9% improvement YOY.

	Three months ended December 31,
	2018	2019	2019
	Unaudited			YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,204,740	1,966,805	27,561	(10.8)%
Results from operations	(325,920)	29,090	408	108.9%
Profit for the period	137,512	112,878	1,583	(17.9)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	2,331,315	1,586,562	22,233	(31.9)%
Air Ticketing	1,448,079	1,021,726	14,318	(29.4)%
Hotels and Packages	483,167	214,164	3,001	(55.7)%
Others (Including Other Income)	400,069	350,672	4,914	(12.3)%
Adjusted EBITDA (2)	(154,313)	205,036	2,873	232.9%
Operating Metrics
Gross Bookings (3)	26,399,571	21,101,933	295,711	(20.1)%
Air Ticketing	23,189,808	19,042,527	266,852	(17.9)%
Hotels and Packages	3,209,763	2,059,406	28,859	(35.8)%
Net Revenue Margin% (4)
Air Ticketing	6.2%	5.4%
Hotels and Packages	15.1%	10.4%
Quantitative details (5)
Air Passengers Booked	2,487	2,047		(17.7)%
Stand-alone Hotel Room Nights Booked	600	300		(50.1)%
Packages Passengers Travelled	29	28		(3.6)%

Note:

(1)	Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue due to the adoption of new accounting standard, IFRS 15, effective from April 1, 2018. See the section below titled “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”

(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.
(5)	Quantitative details are considered on a gross basis.

As of December 31, 2019, 45,639,585 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2019, the unaudited interim condensed consolidated statement of financial position as of December 31, 2019, the unaudited interim condensed consolidated statement of cash flows for nine months ended December 31, 2019 and discussion of the results of the three months ended December 31, 2019 compared with three months ended December 31, 2018, were converted into U.S. dollars at the exchange rate of 71.36 INR per USD, which is based on the noon buying rate as at December 31, 2019, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

Ebix Merger Agreement

As previously disclosed, on July 16, 2019, we entered into a Merger Agreement (the “Merger Agreement”) with Ebix, Inc., a Delaware corporation (“Ebix”), and EbixCash Travels Inc., a Cayman Islands exempted company limited by shares and a direct, wholly-owned subsidiary of Ebix (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into us, the separate existence of Merger Sub will cease and we will continue as the surviving company and as a direct, wholly-owned subsidiary of Ebix (the “Merger”). The Company and Ebix continue to work towards consummating the Merger and in furtherance of the same a proxy statement and Form S-4 was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 17, 2020 in relation with the Merger.

ATB Acquisition

As previously disclosed, on October 14, 2019, Yatra Online Private Limited (“Yatra India”), a subsidiary of Yatra Online, Inc. (the “Company”), and Air Travel Bureau Private Limited (“ATB”), a subsidiary of Yatra India, entered into a Settlement and Amendment Agreement (the “Settlement Agreement”) with Mr. Sunil Narain (“Mr. Narain”) and ATB Finance and Investment Private Limited (“ATB Finance” and, together with Mr. Narain, the “Sellers”) pursuant to which Yatra India, ATB and the Sellers (collectively, the “Parties”) have agreed, subject to the conditions set forth in the Settlement Agreement, to settle any and all disputes and claims arising from or relating to the certain Share Purchase Agreement among Yatra India, ATB, and the Sellers, dated July 20, 2017 (the “Share Purchase Agreement”) and also to amend certain terms of the Share Purchase Agreement.

Pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint application to withdraw arbitration proceedings that had previously been initiated by Yatra India against Mr. Narain and a related appeal previously filed by Mr. Narain with the High Court of Delhi.  In October, 2019, the arbitration proceedings and the related appeal were withdrawn and terminated by the arbitrator and the High Court of Delhi, respectively.  In addition, as previously disclosed, pursuant to the Settlement Agreement, in October 2019, the Parties filed a joint petition with the High Court of Delhi to quash a First Information Report and all proceedings arising therefrom, which the High Court granted in December 2019, subject to certain costs imposed on Yatra India. Finally, pursuant to the Settlement Agreement, each Party has appointed an accounting firm to proceed with the calculation of the final purchase price adjustments necessary to determine the amount of a final payment to be made by Yatra India to Sellers under the Share Purchase Agreement, as amended, and that process is underway.

The outbreak of the coronavirus or any other widespread contagious disease could reduce travel and have a material adverse effect on our business

The outbreak of coronavirus, a contagious disease first identified in Wuhan, Hubei Province, China, resulted in flights to and from China being temporarily ceased by several airlines. Although the impact of the outbreak on our revenue has been minimal to date, this may have a material adverse effect on our business and our results of operations in future. The extent to which our business may be affected by the coronavirus will largely depend on future developments with respect to the continued spread and treatment of the virus, which we cannot accurately predict.

Change in Significant Accounting Policies and Non-IFRS Financial Measure:

Adoption of New Lease Accounting Standard

In February 2016, the IASB issued a new accounting standard IFRS 16, which requires lessees to recognize an asset and a liability on the balance sheet for the rights and obligations created by entering into lease transactions. IFRS 16 introduced a single lessee accounting model and require a lessee to recognized assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The new standard also expands qualitative and quantitative disclosures for lessees. The Company adopted this new standard on April 1, 2019 on a “Modified Retrospective Approach” and made a cumulative adjustment to retained earnings. Accordingly, a comparative for the fiscal 2019 was not being retrospectively adjusted. Upon the adoption of the new lease standard, on April 1, 2019, the Company recognized operating lease assets of INR 183.7 million (USD 2.7 million) and total operating lease liabilities of INR 200.8 million (USD 2.9 million) in the consolidated balance sheet and reclassified certain balances related to existing leases to Right-of-use (ROU) asset amounting to INR 12.9 million (0.19 million). Their impact to retained earnings at adoption was INR 30.0 million (USD 0.4 million) and net of tax impact 29.0 million (USD 0.4 million).

Results of Three Months Ended December 31, 2019 Compared to Three Months Ended December 31, 2018

Revenue.  We generated revenue of INR 1,966.8 million (USD 27.6 million) in the three months ended December 31, 2019, a decrease of 10.8% compared with INR 2,204.7 million (USD 30.9 million) in three months ended December 31, 2018.

Service Cost.  Our service cost decreased to INR 807.5 million (USD 11.3 million) in the three months ended December 31, 2019 from INR 936.4 million (USD 13.1 million) in the three months ended December 31, 2018 primarily due to the decrease in our sales of holiday packages.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 31.9% to INR 1,586.6 million (USD 22.2 million) in the three months ended December 31, 2019 from INR 2,331.3 million (USD 32.7 million) in the three months ended December 31, 2018 . In the quarter ended December 31, 2019, Adjusted Revenue includes the add-back of INR 402.3 million (USD 5.6 million) in the three months ended December 31, 2019 from INR 961.0 million (USD 13.5 million) in the three months ended December 31, 2018, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way the Company views its ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 29.4% in our Adjusted Revenue from Air Ticketing along with a decrease of 55.7% in our Adjusted Revenue from Hotels and Packages and decrease of 12.3% in Others (Including Other Income) which primarily consists of cross sell, advertisement income and government grant.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure). For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended December 31,
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	841,646	648,511	1,079,827	1,002,222	283,267	316,072	2,204,740	1,966,805
Add: Customer promotional expenses	606,433	373,215	339,787	19,465	14,808	9,601	961,028	402,281
Service cost	-	-	(936,447)	(807,523)	-	-	(936,447)	(807,523)
Other income	-	-	-	-	-	-	101,994	24,999
Adjusted Revenue	1,448,079	1,021,726	483,167	214,164	298,075	325,673	2,331,315	1,586,562

Air Ticketing. Revenue from our Air Ticketing business was INR 648.5 million (USD 9.1 million) in the three months ended December 31, 2019 against INR 841.6 million (USD 11.8 million) in the three months ended December 31, 2018.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 1,021.7 million (USD 14.3 million) in the three months ended December 31, 2019 against INR 1,448.1 million (USD 20.3 million) in the three months ended December 31, 2018. In the quarter ended December 31, 2019 , Adjusted Revenue (1) for Air Ticketing includes the addition of INR 373.2 million (USD 5.2 million) in the three months ended December 31, 2019 against INR 606.4 million (USD 8.5 million) in the three months ended December 31, 2018 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. Decline in Adjusted Revenue (1) from Air Ticketing for the quarter was driven by a decrease in gross bookings of 17.9 % to INR 19.0 billion (USD 0.3 billion) in the three months ended December 31, 2019, including the impact of consolidation of TCIL, as compared to INR 23.2 billion (USD 0.3 billion) in the three months ended December 31, 2018.

Our Net Revenue Margin in the current quarter decreased to 5.4% from 6.2% for the corresponding period last year due to a change in business mix, cessation of operations by Jet Airways and the impact of content movement by an airline from a GDS provider.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,002.2 million (USD 14.0 million) in the three months ended December 31, 2019 against INR 1,079.8 million (USD 15.1 million) in the three months ended December 31, 2018.

Adjusted Revenue (1) for this segment decreased by 55.7% to INR 214.2 million (USD 3.0 million) in the three months ended December 31, 2019 from INR 483.2 million (USD 6.8 million) in the three months ended December 31, 2018. In the quarter ended December 31, 2019, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 19.5 million (USD 0.3 million) against INR 339.8 million (USD 4.8 million) in the three months ended December 31, 2018, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was due to decrease in standalone hotel room nights booked by 50.1%. Net Revenue Margin for the segment during the current quarter declined to 10.4% from 15.1% for the three months ended December 31, 2018, due to change in business mix.

Other Revenue.  Our other revenue was INR 316.1 million (USD 4.4 million) in the three months ended December 31, 2019, an increase from INR 283.3 million (USD 4.0 million) in the three months ended December 31, 2018.

Adjusted Revenue for this segment increased by 9.3% to INR 325.7 million (USD 4.6 million) in the three months ended December 31, 2019 from INR 298.1 million (USD 4.2 million) in the three months ended December 31, 2018. In the quarter ended December 31, 2019, Adjusted Revenue includes add-back of INR 9.6 million (USD 0.1 million) in the three months ended December 31, 2019 against INR 14.8 million (USD 0.2 million) in the three months ended December 31, 2018 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue was primarily due to increase in advertisement and alliances income.

Other Income.  Our other income decreased to INR 25.0 million (USD 0.4 million) in the three months ended December 31, 2019 from INR 102.0 million (USD 1.4 million) in the three months ended December 31, 2018 due to decrease in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 27.8% to INR 429.4 million (USD 6.0 million) in the three months ended December 31, 2019 from INR 594.4 million (USD 8.3 million) in the three months ended December 31, 2018. This decrease was primarily due to a decrease in employee share-based payment expenses to INR (0.3) million (USD 0.0 million) in the three months ended December 31, 2019 from INR 33.8 million (USD 0.5 million) in the three months ended December 31, 2018, certain rationalization of headcount and the outsourcing of customer contact centers. Personnel expenses, as a percentage of Revenue declined to 25.7% for the current quarter from 27.0% in for the quarter ended December 31, 2018. Personnel expenses, as a percentage of Adjusted Revenue (1) increased to 27.1% for the current quarter from 25.5% for the quarter ended December 31, 2018. Excluding employee share-based compensation costs for three months ended December 31, 2019 and December 31, 2018, personnel expenses decreased by 23.4% in the three months ended December 31, 2019.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 83.4% to INR 27.6 million (USD 0.4 million) in the three months ended December 31, 2019 from INR 165.8 million (USD 2.3 million) in the three months ended December 31, 2018, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 429.8 million (USD 6.0 million) against INR 1,126.9 million (USD 15.8 million) in the three months ended December 31, 2018, 61.9% lower year-over-year for the quarter. Adding back the expenses for consumer promotions and loyalty program costs, Marketing and Sales Promotion Expenses as a percentage of Adjusted Revenue (1) declined to 27.1% for the current quarter from 48.3% for the quarter ended December 31, 2018.

Other Operating Expenses.  Other operating expenses decreased by 34.6% to INR 522.0 million (USD 7.3 million) in the three months ended December 31, 2019 from INR 798.1 million (USD 11.2 million) in the three months ended December 31, 2018 primarily due to decrease in commission, communication charges, legal and professional charges, payment gateway charges, rent, provision for doubtful debts and travelling and conveyance charges.

Adjusted EBITDA profit/ (loss)(1). Due to the foregoing factors and operating efficiencies, adjusted EBITDA Profit(1) increased by 232.9% to INR 205.0 million (USD 2.9 million) in the three months ended December 31, 2019 from adjusted EBITDA loss(1) of INR 154.3 million (USD 2.2 million) in the three months ended December 31, 2018.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 27.9% to INR 176.3 million (USD 2.5 million) in the three months ended December 31, 2019 from INR 137.8 million (USD 1.9 million) in the three months ended December 31, 2018 primarily as a result of an increase in amortization expense on Right of use assets on adoption of IFRS 16 and increase in amortization expense.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a profit of INR 29.1 million (USD 0.4 million) in the three months ended December 31, 2019. Our loss for the three months ended December 31, 2018 was INR 325.9 million (USD 4.6 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been profit of INR 28.8 million (USD 0.4 million) for three months ended December 31, 2019 as compared to loss of INR 292.1 million (USD 4.1 million) for three months ended December 31, 2018.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 3.6 million (USD 0.05 million) in the three months ended December 31, 2019 from INR 2.8 million (USD 0.04 million) in the three months ended December 31, 2018.

Finance Income. Our finance income decreased to INR 10.9 million (USD 0.2 million) in the three months ended December 31, 2019 from INR 11.6 million (USD 0.2 million) in the three months ended December 31, 2018. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 50.8 million (USD 0.7 million) in the three months ended December 31, 2019 as compared to INR 62.3 million (USD 0.9 million) in the three months ended December 31, 2018. The decrease was due to decrease in loss on account of foreign exchange fluctuation and interest on borrowings which is partially offset by increase in interest on the lease liability on adoption of IFRS 16.

Change in fair value of warrants. The change in the fair market value of warrants resulted in an income of INR 133.8 million (USD 1.9 million) during the three months ended December 31, 2019.

Income Tax Expense.  Our income tax expense during the three months ended December 31, 2019 was INR 6.5 million (USD 0.09 million) compared to an expense of INR 12.4 million (USD 0.2 million) during the three months ended December 31, 2018.

Profit for the Period. As a result of the foregoing factors, our profit in the three months ended December 31, 2019 was INR 112.9 million (USD 1.6 million) as compared to a profit of INR 137.5 million (USD 1.9 million) in the three months ended December 31, 2018. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 21.2 million (USD 0.3 million) for three months ended December 31, 2019 and INR 357.9 million (USD 5.0 million) for three months ended December 31, 2018.

Basic Earnings per Share. Basic earnings per share was INR 2.42 (USD 0.03) in the three months ended December 31, 2019 as compared to basic earnings per share of INR 3.10 (USD 0.04) in the three months ended December 31, 2018. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 0.43 (USD 0.01) in the three months ended December 31, 2019, as compared to INR 7.63 (USD 0.11) in the three months ended December 31, 2018.

Diluted Earnings per Share. Diluted earnings per share was INR 2.39 (USD 0.03) in the three months ended December 31, 2019 as compared to Diluted earnings per share of INR 2.90 (USD 0.04) in the three months ended December 31, 2018. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.45 (USD 0.01) in the three months ended December 31, 2019 as compared to INR 7.57 (USD 0.11) in the three months ended December 31, 2018.

Liquidity. As of December 31, 2019 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,848.2 million (USD 25.9 million).

(1)	See the section below titled “Certain Non-IFRS Measures.”

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, change in fair value of warrants and re-measurement of contingent consideration. Our non-IFRS financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

•	Re-measurement of contingent consideration - The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the sellers in the ATB transaction.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted earnings per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit/(Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants, re-measurement of contingent consideration and depreciation and amortization in case of Adjusted EBITDA Profit/(Loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA Loss, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/(Loss) (an IFRS measure) for the periods indicated to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2018	2019	2018	2019
Profit/(Loss) for the period as per IFRS	137,512	112,878	(334,347)	(653,567)
Employee share-based compensation costs	33,772	(319)	278,030	4,383
Depreciation and amortization	137,835	176,265	408,111	509,034
Share of loss of joint venture	2,754	3,574	9,813	7,952
Finance income	(11,629)	(10,937)	(29,567)	(47,333)
Finance costs	62,251	50,820	150,562	150,722
Change in fair value of warrants	(529,215)	(133,769)	(1,808,023)	(61,083)
Re-measurement of contingent consideration	-	-	485,282	-
Tax expense	12,407	6,524	45,089	31,116
Adjusted EBITDA Profit/(Loss)	(154,313)	205,036	(795,050)	(58,776)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2018	2019	2018	2019
Results from operations (as per IFRS)	(325,920)	29,090	(1,966,473)	(572,193)
Employee share-based compensation costs	33,772	(319)	278,030	4,383
Re-measurement of contingent consideration	-	-	485,282	-
Adjusted Results from Operations	(292,148)	28,771	(1,203,161)	(567,810)

The following table reconciles Profit/(Loss) for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2018	2019	2018	2019
Profit/(Loss) for the period (as per IFRS)	137,512	112,878	(334,347)	(653,567)
Employee share-based compensation costs	33,772	(319)	278,030	4,383
Re-measurement of contingent consideration	-	-	485,282	-
Net change in fair value of warrants	(529,215)	(133,769)	(1,808,023)	(61,083)
Adjusted Loss for the Period	(357,931)	(21,210)	(1,379,058)	(710,267)

The following tables reconcile Basic and Diluted Earnings/(Loss) per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Loss (Per Share)	Three months ended December 31,		Nine months ended December 31,
(unaudited)	2018	2019	2018	2019
Basic Earnings/ (loss) per share (as per IFRS)	3.10	2.42	(7.04)	(13.93)
Employee share-based compensation costs	0.72	0.03	6.43	0.09
Net change in fair value of warrants	(11.45)	(2.88)	(42.46)	(1.31)
Re-measurement of contingent consideration	-	-	11.40	-
Adjusted Basic Loss Per Share	(7.63)	(0.43)	(31.67)	(15.15)

Reconciliation of Adjusted Diluted Loss	Three months ended December 31,		Nine months ended December 31,
(Per Share) (unaudited)	2018	2019	2018	2019
Diluted Earnings/ (loss) per share (as per IFRS)	2.90	2.39	(7.72)	(13.93)
Employee share-based compensation costs	0.71	(0.01)	6.42	0.09
Net change in fair value of warrants	(11.18)	(2.83)	(41.73)	(1.31)
Re-measurement of contingent consideration	-	-	11.20	-
Adjusted Diluted Loss Per Share	(7.57)	(0.45)	(31.83)	(15.15)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue

(a non-IFRS measure)

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Three months ended December 31,
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	841,646	648,511	1,079,827	1,002,222	283,267	316,072	2,204,740	1,966,805
Add: Customer promotional expenses	606,433	373,215	339,787	19,465	14,808	9,601	961,028	402,281
Service cost	-	-	(936,447)	(807,523)	-	-	(936,447)	(807,523)
Other income	-	-	-	-	-	-	101,994	24,999
Adjusted Revenue	1,448,079	1,021,726	483,167	214,164	298,075	325,673	2,331,315	1,586,562

Amount in INR	Air Ticketing		Hotels and Packages		Others		Total
thousands	Nine months ended December 31,
(Unaudited)	2018	2019	2018	2019	2018	2019	2018	2019
Revenue	2,514,600	2,127,985	3,902,139	2,980,416	683,428	866,943	7,100,167	5,975,344
Add: Customer promotional expenses	1,561,307	1,070,339	939,959	91,279	53,019	26,191	2,554,285	1,187,809
Service cost	-	-	(3,402,633)	(2,456,414)	-	-	(3,402,633)	(2,456,414)
Other income	-	-	-	-	-	-	215,830	108,206
Adjusted Revenue	4,075,907	3,198,324	1,439,465	615,281	736,447	893,134	6,467,649	4,814,945

Safe Harbor Statement

Statements contained in this earnings release that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of the Company regarding the Company and its industry, and of the Company and Ebix regarding the Merger. These forward-looking statements may include but are not limited to statements about (i) the Company’s future growth prospects and (ii) the expected completion of the Merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the Merger as there can be no assurances that the Merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries; other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and/or Ebix generally, including those set forth in our reports filed with the SEC and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and the Company and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, we provide real-time bookings for more than 108,000 hotels and homestays in India and over 1.5 million hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2019

(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	1,935,433	1,669,497	23,395	6,453,953	5,168,474	72,428
Other revenue	269,307	297,308	4,166	646,215	806,870	11,307
Total revenue	2,204,740	1,966,805	27,561	7,100,168	5,975,344	83,735
Other income	101,994	24,999	350	215,831	108,206	1,516

Service cost	936,447	807,523	11,316	3,402,632	2,456,414	34,423
Personnel expenses	594,443	429,408	6,017	2,040,715	1,411,848	19,785
Marketing and sales promotion expenses	165,829	27,566	386	651,071	156,022	2,186
Other operating expenses	798,100	521,952	7,314	2,779,943	2,122,425	29,743
Depreciation and amortization	137,835	176,265	2,470	408,111	509,034	7,133
Results from operations	(325,920)	29,090	408	(1,966,473)	(572,193)	(8,019)

Share of loss of joint venture	(2,754)	(3,574)	(50)	(9,813)	(7,952)	(111)
Finance income	11,629	10,937	153	29,567	47,333	663
Finance costs	(62,251)	(50,820)	(712)	(150,562)	(150,722)	(2,112)
Change in fair value of warrants - gain	529,215	133,769	1,875	1,808,023	61,083	856
Profit/(Loss) before taxes	149,919	119,402	1,674	(289,258)	(622,451)	(8,724)
Tax expense	(12,407)	(6,524)	(91)	(45,089)	(31,116)	(436)
Profit/(Loss) for the period	137,512	112,878	1,583	(334,347)	(653,567)	(9,159)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement (loss)/gain on defined benefit plan	(9,524)	11,776	165	(6,828)	4,406	62

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(40,676)	1,712	24	(74,509)	1,553	22
Other comprehensive income / (loss) for the period, net of tax	(50,200)	13,488	189	(81,337)	5,959	84
Total comprehensive income/(loss) for the period, net of tax	87,312	126,366	1,772	(415,684)	(647,608)	(9,075)

Profit/(Loss) attributable to :
Owners of the Parent Company	143,297	112,638	1,580	(299,623)	(647,513)	(9,074)
Non-Controlling interest	(5,785)	240	3	(34,724)	(6,054)	(85)
Profit/(Loss) for the period	137,512	112,878	1,583	(334,347)	(653,567)	(9,159)

Total comprehensive income/(loss) attributable to :
Owners of the Parent Company	93,246	125,959	1,766	(380,861)	(641,616)	(8,991)
Non-Controlling interest	(5,934)	407	6	(34,823)	(5,992)	(84)
Total comprehensive income/(loss) for the period	87,312	126,366	1,772	(415,684)	(647,608)	(9,075)

Earnings/(Loss) per share
Basic	3.10	2.42	0.03	(7.04)	(13.93)	(0.20)
Diluted	2.90	2.39	0.03	(7.72)	(13.93)	(0.20)

Weighted average no. of shares
Basic	46,217,732	46,478,347	46,478,347	42,586,612	46,476,215	46,476,215
Diluted	47,336,087	47,225,925	47,225,925	43,329,014	46,476,215	46,476,215

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2019

(Amounts in thousands, except per share data and number of shares)

	March 31, 2019	December 31, 2019	December 31, 2019
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	155,434	86,916	1,218
Right-of-use assets	-	608,110	8,522
Intangible assets and goodwill	2,236,481	2,002,301	28,059
Prepayments and other assets	7,866	3,105	44
Other financial assets	30,631	25,177	353
Term deposits	23,548	19,649	275
Other non financial assets	254,914	226,401	3,173
Deferred tax asset	123,169	133,674	1,873
Total non-current assets	2,832,043	3,105,333	43,517

Current assets
Inventories	3,807	2,226	31
Trade and other receivables	4,921,270	3,716,135	52,076
Prepayments and other assets	899,908	785,910	11,013
Income tax recoverable	495,583	461,323	6,465
Other financial assets	232,287	313,149	4,388
Term deposits	1,005,985	868,388	12,169
Cash and cash equivalents	2,161,014	960,179	13,455
Total current assets	9,719,854	7,107,310	99,597

Total assets	12,551,897	10,212,643	143,114

Equity and liabilities
Equity
Share capital	713	714	10
Share premium	18,884,105	18,887,926	264,685
Treasury shares	(11,219)	(11,219)	(157)
Other capital reserve	735,988	730,764	10,240
Accumulated deficit	(17,256,409)	(17,928,444)	(251,239)
Foreign currency translation reserve	6,571	8,124	114
Total equity attributable to equity holders of the Company	2,359,749	1,687,865	23,653
Total Non-controlling interest	19,421	19,087	267
Total equity	2,379,170	1,706,952	23,920

Non-current liabilities
Interest bearing loans and borrowings	24,587	570,408	7,993
Trade and other payables	3,097	21,753	305
Deferred tax liability	42,503	38,860	545
Employee benefits	81,849	76,482	1,072
Deferred revenue	96,392	189,878	2,661
Other financial liabilities	94	6	-
Other non-financial liability	2,303	-	-
Total non-current liabilities	250,825	897,387	12,576

Current liabilities
Interest bearing loans and borrowings	1,151,818	1,302,186	18,248
Trade and other payables	5,264,949	3,378,525	47,345
Employee benefits	97,156	86,918	1,218
Deferred revenue	579,319	190,249	2,666
Income taxes payable	4,080	388	5
Other financial liabilities	1,756,203	1,676,216	23,490
Other current liabilities	1,068,377	973,822	13,646
Total current liabilities	9,921,902	7,608,304	106,618
Total liabilities	10,172,727	8,505,691	119,194
Total equity and liabilities	12,551,897	10,212,643	143,114

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2019

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,256,409)	735,988	6,571	2,359,749	19,421	2,379,170

Effect of adoption of new accounting standards- IFRS 16				(28,562)			(28,562)	(431)	(28,993)
Balance as at April 1, 2019	713	18,884,105	(11,219)	(17,284,971)	735,988	6,571	2,331,187	18,990	2,350,177

Loss for the period				(647,513)			(647,513)	(6,054)	(653,567)

Other comprehensive loss
Foreign currency translation differences				-		1,553	1,553	-	1,553
Re-measurement loss on defined benefit plan				4,344		-	4,344	62	4,406
Total other comprehensive loss	-	-	-	4,344	-	1,553	5,897	62	5,959

Total comprehensive loss	-	-	-	(643,169)	-	1,553	(641,616)	(5,992)	(647,608)

Share based payments	-	-	-	5,785	(1,402)	-	4,383	-	4,383
Exercise of options	1	3,821	-	-	(3,822)	-	-	-	-
Change in non-controlling interest	-	-	-	(6,089)	-	-	(6,089)	6,089	-
Total contribution by owners	1	3,821	-	(304)	(5,224)	-	(1,706)	6,089	4,383

Balance as at December 31, 2019	714	18,887,926	(11,219)	(17,928,444)	730,764	8,124	1,687,865	19,087	1,706,952

Yatra Online, Inc. Consolidated

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2019

(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2018	2019	2019
	INR	INR	USD
Loss before tax	(289,258)	(622,451)	(8,724)
Adjustments for non-cash and non-operating items	(545,556)	585,197	8,201
Change in working capital	(2,176,800)	(1,096,121)	(15,360)
Direct taxes paid (net of refunds)	(186,791)	(13,746)	(193)
Net cash used in operating activities	(3,198,405)	(1,147,121)	(16,075)
Net cash used in investing activities	(502,664)	(5,594)	(78)
Net cash generated/ (used in) from financing activities	3,192,756	(519,796)	(7,284)
Net decrease in cash and cash equivalents	(508,313)	(1,672,511)	(23,437)
Cash and cash equivalents at the beginning of the period	2,465,072	1,363,671	19,110
Effect of exchange differences on cash and cash equivalents	15,888	33,730	473
Cash and cash equivalents at the end of the period*	1,972,647	(275,110)	(3,855)

* Includes overdraft of INR 1,235,290 (INR  795,815 as on December 31, 2018).

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December, 31		For the nine months ended December, 31
(In thousands except percentages)	2018	2019	2018	2019
Quantitative details *
Air Passengers Booked	2,487	2,047	7,524	6,348
Stand-alone Hotel Room Nights Booked	600	300	1,756	962
Packages Passengers Travelled	29	28	106	91
Gross Bookings
Air Ticketing	23,189,808	19,042,527	71,523,035	62,187,408
Hotels and Packages	3,209,763	2,059,406	10,425,639	6,465,519
Total	26,399,571	21,101,933	81,948,674	68,652,927
Adjusted Revenue
Air Ticketing	1,448,079	1,021,726	4,075,907	3,198,324
Hotels and Packages	483,167	214,164	1,439,465	615,281
Others (Including Other Income)	400,069	350,672	952,277	1,001,341
Total	2,331,315	1,586,562	6,467,649	4,814,946
Net Revenue Margin%**
Air Ticketing	6.2%	5.4%	5.7%	5.1%
Hotels and Packages	15.1%	10.4%	13.8%	9.5%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.